FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of November 7, 2002

SIGNET GROUP plc
(Translation of registrant’s name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

By:		/s/ Walker Boyd

	Name:	Walker Boyd
	Title:	Group Finance Director

     Date: November 7, 2002

Exhibit Index

Exhibit
99.1	Schedule 10, Notification of major interests in shares.